UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

January 5, 2016

Commission File Number: 1-12384

SUNCOR ENERGY INC.

(Name of registrant)

150 – 6th Avenue S.W.

P.O. Box 2844

Calgary, Alberta

Canada, T2P 3E3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

FOR IMMEDIATE RELEASE

Suncor Energy to host investment community webcast / Q&A today at 7:30 a.m. MT (9:30 a.m. ET) to discuss the value of its offer

(All dollar amounts referenced are in Canadian dollars unless otherwise specified)

Calgary, Alberta (Jan. 5, 2016) – Suncor Energy will hold an investment community webcast / Q&A today at 7:30 a.m. MT (9:30 a.m. ET) to discuss the value of its offer to purchase all of the shares of Canadian Oil Sands Limited (“COS”).

Canadian Oil Sands shareholders are encouraged to participate.

To participate in the conference via webcast, go to suncor.com/webcasts.

To participate in the teleconference:

•	if calling from North America: 1-800-926-6571

•	if calling from outside North America: 1-212-231-2903

The company believes that COS shareholders should protect their investment and urges COS shareholders to immediately tender their shares to Suncor’s full and fair offer before it expires at 6:00 p.m. MT (8:00 p.m. ET) on Friday, January 8, 2016.

About Suncor’s Offer for COS

Suncor is proposing to acquire all of the outstanding shares of COS. Under the terms of the offer, each COS shareholder will receive consideration of 0.25 of a Suncor share per COS share. Based on the closing price of Suncor’s shares on January 4, 2016, the offer represents an implied value of $8.82 per COS share or a significant 42% premium to the pre-offer trading price of $6.19 per COS share. All regulatory conditions to the offer, including those related to the Competition Act (Canada), have been satisfied.

Canadian Oil Sands shareholders are strongly encouraged to immediately tender their shares to the Suncor offer to capture a significant, upfront premium and continued ownership in Suncor – a financially stronger, more diverse and more stable company.

For more information about Suncor’s Offer for COS, visit http://www.suncorofferforcanadianoilsands.com/?linkid=hcos_suncor

D.F. King has been retained as information agent for the Offer. Shareholders may contact D.F. King at:

Toll Free in North America: 1-866-521-4427

Banks, Brokers and Collect Calls: 1-201-806-7301

Toll Free Facsimile: 1-888-509-5907

Email: inquiries@dfking.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

NOTICE TO U.S. HOLDERS

The Offer is being made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer documents in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer documents have been prepared in accordance with International Financial Reporting Standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their shares in COS (“Shares”) and the acquisition of Suncor common shares by them as described in the Offer documents may have tax consequences both in the United States and in Canada. Such consequences for shareholders who are resident in, or citizens of, the United States may not be described fully in the Offer documents.

The enforcement by shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of Suncor and COS are incorporated under the laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named in the Offer documents may be residents of a foreign country and that all or a substantial portion of the assets of Suncor and COS and said persons may be located outside the United States.

THE SUNCOR COMMON SHARES OFFERED AS CONSIDERATION IN THE OFFER DOCUMENTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that, during the period of the Offer, Suncor or its affiliates, directly or indirectly, may bid for or make purchases of Suncor common shares or Shares, or certain related securities, as permitted by applicable law or regulations of the United States, Canada or its provinces or territories.

On October 5, 2015 Suncor filed a registration statement on Form F-80, as amended from time to time, which includes the documents related to the Offer, with the SEC in respect of the Offer. This news release is not a substitute for such registration statement or any other documents that Suncor has filed or may file with the SEC or send to shareholders in connection with the Offer. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-80, AS IT MAY BE AMENDED FROM TIME TO TIME, AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the registration statement on Form F-80, as well as other filings containing information about Suncor, at the SEC’s website (sec.gov).

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

For more information please contact:

Investor inquiries:

800-558-9071

offer@suncor.com

Media inquiries:

403-296-4000

media@suncor.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNCOR ENERGY INC.

Date: January 5, 2016	By:	/s/ Shawn Poirier
Shawn Poirier
Assistant Corporate Secretary